                              OFFER TO PURCHASE FOR CASH
                    SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
                                          OF
                                 HILLS STORES COMPANY
                                          at
                                 $3.25 Net Per Share
                                          by

                                   GALE ISLAND, LLC
                ------------------------------------------------------
                THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL
                      EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON
                    MARCH 11, 1998, UNLESS THE OFFER IS EXTENDED.
                ------------------------------------------------------

     Gale Island, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 46,000 of the shares of Series A Convertible Preferred Stock (the "Shares") of Hills Stores Company, a Delaware corporation (the "Company"), at a purchase price of $3.25 per Share, net to the seller in cash, without interest, less the amount of any distributions declared or made and any redemption of the shares declared or made with respect to the Shares between January 1, 1998 and the date of payment for the Shares (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Transfer and Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Shares sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 5.4% of the Shares outstanding as of the date of the Offer.

     THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF SHARES. IF MORE THAN 46,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 46,000 SHARES OF THE TENDERED SHARES, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER--SECTION 13. CERTAIN CONDITIONS OF THE OFFER."

     A HOLDER OF SHARES ("SHAREHOLDER") MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

             FOR MORE INFORMATION OR FOR FURTHER ASSISTANCE PLEASE CALL:

                                   Gale Island, LLC
                                    1-800-547-0854

                                                                February 5, 1998

                                      IMPORTANT

     Any Shareholder desiring to tender any or all of such Shareholder's Shares should complete and sign the Agreement of Transfer and Sale or a facsimile copy thereof in accordance with the instructions in the Agreement of Transfer and Sale and mail or deliver the Agreement of Transfer and Sale or facsimile and any other required documents to the Purchaser at the address or facsimile number set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

     QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF TRANSFER AND SALE MAY BE DIRECTED TO THE PURCHASER BY CALLING THE TOLL-FREE INFORMATION LINE: 1-800-547-0584.

           ---------------------------------------------------------------

     THE COMPANY HAS NOT ADVISED THE PURCHASER THAT IT HAS OR WILL MAKE ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES PURSUANT TO THE OFFER TO PURCHASE. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF TRANSFER AND SALE. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                  TABLE OF CONTENTS


INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

OFFER TO PURCHASE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3

     Section 1.  Terms of the Offer. . . . . . . . . . . . . . . . . . . . . .3

     Section 2.  Proration; Acceptance for Payment and Payment for Shares. . .3

     Section 3.  Procedures for Tendering Shares.. . . . . . . . . . . . . . .5
          Valid Tender . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
          Backup Federal Income Tax Withholding. . . . . . . . . . . . . . . .5
          Tenders by Beneficial Holders. . . . . . . . . . . . . . . . . . . .5
          Signature Guarantees . . . . . . . . . . . . . . . . . . . . . . . .6
          Determination of Validity; Rejection of Shares; Waiver of Defects;
            No Obligation to Give Notice of Defects. . . . . . . . . . . . . .6

     Section 4.  Withdrawal Rights . . . . . . . . . . . . . . . . . . . . . .6

     Section 5.  Extension of Tender Period; Termination; Amendment. . . . . .7

     Section 6.  Certain Tax Consideration . . . . . . . . . . . . . . . . . .8

     Section 7.  Purpose and Effects of the Offer. . . . . . . . . . . . . . .8
          Purpose of the Offer . . . . . . . . . . . . . . . . . . . . . . . .8
          Effect on Trading Market and Price Range of the Shares . . . . . . .8

     Section 8.  Future Plans. . . . . . . . . . . . . . . . . . . . . . . . .9

     Section 9.  Past Contacts and Negotiations With General Partner . . . . .9

     Section 10.  Certain Information Concerning the Business of the Company
          and Related Matters. . . . . . . . . . . . . . . . . . . . . . . . 10

     Section 11.  Certain Information Concerning the Purchaser.. . . . . . . 15

     Section 12.  Source of Funds. . . . . . . . . . . . . . . . . . . . . . 16

     Section 13.  Certain Conditions of the Offer. . . . . . . . . . . . . . 16

     Section 14.  Certain Legal Matters and Required Regulatory Approvals. . 18
          General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
          Antitrust. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

          State Takeover Laws. . . . . . . . . . . . . . . . . . . . . . . . .19

     Section 15.  Fees and Expenses. . . . . . . . . . . . . . . . . . . . . .19

     Section 16.  Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . .19

SCHEDULE 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-1-1

To the Holders of Shares of Series A Convertible Preferred Stock of Hills Stores Company

                                     INTRODUCTION

     Gale Island, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 46,000 shares of Series A Convertible Preferred Stock (the "Shares") of Hills Stores Company, a Delaware corporation (the "Company"), at a purchase price of $3.25 per Share, net to the seller in cash, without interest, less the amount of any distributions declared or made and any redemption of the shares, if any, declared or made (collectively referred to as "Distributions") with respect to the Shares between January 1, 1998 and the date of payment for the Shares (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Transfer and Sale (which together constitute the "Offer"). Holders of Shares ("Shareholders") who tender their Shares will not be obligated to pay any transfer fees or commissions. The Purchaser will pay all charges and expenses in connection with the Offer. The 46,000 Shares sought to be purchased pursuant to the Offer represent approximately 5.4% of the Shares outstanding as of the date of the Offer.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Shareholders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration. The Purchaser has no present intention to increase the consideration offered to Shareholders pursuant to the Offer.

     The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following: (i) any cash distributions from the operations in the ordinary course of the Company; (ii) the conversion of the Shares to the Company's common stock; and (iii) any cash from any redemption of the Shares by the Company.

     The Offer is not conditioned upon the valid tender of any minimum number of the Shares. If more than the 46,000 Shares, are validly tendered and not withdrawn, the Purchaser will accept up to the tendered 46,000 Shares for purchase on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions.

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in

Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates or from the Commission's Website at http://www.sec.gov.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner specified above.

     According to publicly available information, there were approximately 860,487 Shares issued and outstanding at November 30, 1997, held by approximately 1,951 Shareholders. The Purchaser currently owns 40,000 Shares.

     Information contained in this Offer to Purchase which relates to, or represents statements made by the Company has been derived from information provided in reports and other information filed with the Commission by the Company.

     Shareholders are urged to read this Offer to Purchase and the accompanying Agreement of Transfer and Sale carefully before deciding whether to tender their Shares.

                                  OFFER TO PURCHASE


     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 46,000 Shares that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on March 11, 1998, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, or for no reason to terminate the Offer at any time or to waive any or all of such conditions. If any or all of such conditions have not been satisfied or waived by the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, (ii) terminate the Offer and return all tendered Shares to tendering Shareholders,
(iii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iv) extend the Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (v) to otherwise amend the Offer.

     The Offer to Purchase and the related Agreement of Transfer and Sale are being mailed at the Purchaser's expense to Shareholders or beneficial owners of Shares (in case of Individual Retirement Accounts (IRA) and qualified plans).

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. If not more than the 46,000 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Shares so tendered.

     If more than the 46,000 Shares are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 46,000 of the Shares so tendered, on a pro rata basis with appropriate adjustments to avoid tenders of fractional Shares.
     In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchaser will announce the final results of proration as soon as practicable. Subject to the Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay Shareholders the Purchase Price in respect of Shares tendered or to return those Shares promptly after termination or withdrawal of the Offer, the Purchaser will not pay for any Shares tendered until after the final proration factor has been determined.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn in accordance with Section 4 below, as promptly as practicable following the Expiration Date. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of a properly completed and duly executed Agreement of Transfer and Sale (or facsimile thereof) and any other documents required by the Agreement of Transfer and Sale.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchaser gives oral or written notice to the tendering shareholder of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by the Purchaser transmitting payment to tendering Shareholders. Under no circumstances will interest be paid on the Purchase Price for any Shares by reason of any delay in making such payment.

     If any tendered Shares are not purchased for any reason, the Agreement of Transfer and Sale with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed, then, without prejudice to the Purchaser's rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchaser may retain tendered Shares, subject to any limitations of applicable law, and such Shares may not be withdrawn except to the extent that the tendering Shareholders are entitled to withdrawal rights as described in Section 4.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

     The Purchaser reserves the right to transfer or assign, at any time and from time to time, in whole or in part, to one or more affiliates or direct or indirect subsidiaries of the Purchaser, the right to purchase Shares tendered pursuant to the Offer, but no such transfer or assignment will relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     SECTION 3.  PROCEDURES FOR TENDERING SHARES.

     VALID TENDER. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Transfer and Sale must be received by the Purchaser at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Shareholder may tender any or all Shares owned by such Shareholder.

     In order for a tendering Shareholder to participate in the Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Eastern Time, on March 11, 1998.

     Although the Purchaser has included a pre-addressed envelope with this Offer for the convenience of Shareholders, the method of delivery of the Agreement of Transfer and Sale is at the option and sole risk of the tendering Shareholder, and the delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price for Shares purchased pursuant to the Offer, a tendering Shareholder must verify such Shareholder's correct taxpayer identification number or social security number, as applicable, and make certain certifications that it is not subject to backup federal income tax withholding.

     The Shareholder is required to certify in the Agreement of Transfer and Sale, under penalties of perjury, that (i) the tax identification number shown on the Agreement of Transfer and Sale is the Shareholder's correct Taxpayer Identification Number; and (ii) Shareholder is not subject to backup withholding either because Shareholder has not been notified by the Internal Revenue Service (the "IRS") that Shareholder is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified Shareholder that Shareholder is no longer subject to backup withholding.

     The Shareholder also is required to certify in the Agreement of Transfer and Sale, under penalties of perjury, that the Shareholder, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The Shareholder understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

     TENDERS BY BENEFICIAL HOLDERS. Tenders of Shares made by beneficial holders of Shares will be deemed an instruction to brokers, dealers, commercial banks, trust companies, custodians and similar persons or entities whose names, or the names of whose nominees, appear as the registered owner of such Shares, to tender such Shares on behalf of such beneficial holder. A tender of Shares can only be made by the Registered Owner of such Shares.

     SIGNATURE GUARANTEES. The signature(s) on the Agreement of Transfer and Sale must be guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as provided in the Agreement of Transfer and Sale.

     By executing the Agreement of Transfer and Sale, a tendering Shareholder represents that either (a) the tendering Shareholder is not a plan subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R Section 2510-3-101 of any such plan; or (b) the tender and acceptance of Shares pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     Shareholders will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

     DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser or Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Shareholder whether or not similar defects or irregularities are waived in the case of other Shareholders.

     SECTION 4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after April 6, 1998 (or such later date as may apply in case the Offer is extended).

     If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Purchaser may, nevertheless, retain tendered Shares and such Shares may not be withdrawn, except to the extent that the tendering Shareholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if the Agreement of Transfer and Sale has been delivered) the name of the Shareholder as set forth in the Agreement of Transfer and Sale. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. Neither the Purchaser nor any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension, (ii) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or paid for, by giving oral or written notice of such termination, (iii) upon the failure to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Shares not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both) by giving oral or written notice of such amendment. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.

     SECTION 6.  CERTAIN TAX CONSIDERATION.

     ALL SHAREHOLDERS MUST CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE ACTUAL TAX CONSEQUENCES OF SELLING SHARES PURSUANT TO THE OFFER (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES).

     SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.

     PURPOSE OF THE OFFER. The Purchaser is making the Offer to acquire the Shares for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Shares at a discount to the value that the Purchaser might ultimately realize from owning the Shares. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $3.25 Purchase Price and no representation is made as to such fairness.

     The Purchaser established the Purchase Price based on the market price at which the Shares were traded, and, the market price at which the Company's common stock is traded, since the Shares are convertible into the Company's common stock on a one-for-one basis, reduced by the amount of commissions paid to buy or sell such Shares at the market price and the lack of liquidity in the market.

     EFFECT ON TRADING MARKET AND PRICE RANGE OF THE SHARES. If a substantial number of Shares are purchased pursuant to the Offer, the result will be a reduction in the number of Shareholders. In the case of certain kinds of equity securities, a reduction in the number of security-holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the Shares. The principal market on which the Shares are traded is the New York Stock Exchange.

     The following table sets forth the range of high and low prices of the Shares as reported on the New York Stock Exchange for each quarter set forth below:

 Quarter Ended:            High Price           Low Price
 --------------            ----------           ---------

 November 1, 1997           $ 4.38               $ 3.75
 August 2, 1997               5.00                 4.63
 May 3, 1997                  5.00                 4.63
 February 1, 1997             5.88                 5.00
 November 2, 1996             7.00                 5.88
 August 3, 1996              10.00                 7.00
 May 4, 1996                 11.75                10.00
 February 3, 1996            11.75                 9.38

     The Shares are registered under Section 12(b) of the Exchange Act, which means, among other things, that the Company is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Shares to cease to be registered under Section 12(b) of the Exchange Act. There are approximately 860,487 Shares issued and outstanding. If the Shares were to be held by fewer than 300 persons, the Company could apply to deregister the Shares under the Exchange Act. Because the Shares are widely held, however, the Purchaser expects that even if it purchases the maximum number of Shares in the Offer, after that purchase the Shares will be held of record by substantially more than 300 persons.

     SECTION 8. FUTURE PLANS. The Purchaser is acquiring the Shares pursuant to the Offer for investment purposes. However, the Purchaser and its affiliates may acquire additional Shares through private purchases, one or more future tender offers or by any other means deemed advisable. Any Shares purchased will be for investment purposes only. Such future purchases may be at prices higher or lower than the Purchase Price.

     SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH GENERAL PARTNER.   On March
11, 1997, the Purchaser sent a letter to the Company requesting a list of the Shareholders owning the Shares (the "List"). The Company responded by letter dated March 19, 1997 (after a telephone conversation between the Company and the Purchaser on March 18, 1997) agreeing to furnish the List to the Purchaser if a Confidentiality Agreement were entered into between the Company and the Purchaser.

     A Confidentiality Agreement was entered into on March 20, 1997 between the Company and the Purchaser wherein the Purchaser agreed not to disclose the contents of the List and to use the List only for the purpose of mailing a tender offer.

     On January 16, 1998, the Purchaser notified the Company by telephone that it was considering making an offer to purchase additional Shares. As a result of a telephone conversation between the Purchaser and the Company on January 20, 1998, on January 21, 1998, the Purchaser requested and received an updated List, subject to the terms and conditions of a Confidentiality Agreement entered into between the Purchaser and the Company on January 21, 1998.

     SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE COMPANY AND RELATED MATTERS. The following Business and Selected Financial Data information was extracted from the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997 and Quarterly Report on Form 10-Q for the thirty-nine week period ended November 1, 1997, filed with the Commission and is qualified by such reports and other documents. Such reports and other documents may be obtained from the offices of the Commission at the address set forth in the cover page of this Offer to Purchase. The Purchaser disclaims any responsibility for information included in such reports and documents and extracted herein, as well as any changes which may have taken place in the information in the reports since the dates they were issued.

     BUSINESS

     The Company (or "Hills") operates, through its wholly-owned subsidiary Hills Department Stores Company ("HDSC"), a chain of discount department stores under the trade name of Hills Department Stores. These stores are located primarily in the Great Lakes and Ohio Valley regions of the United States. One new store was opened in 1996. At fiscal year-end, the Company operated 165 stores in twelve states. Shortly before year-end, the Company announced plans to close 10 stores during the first quarter of fiscal 1997, reducing the chain to 155 stores.

     The Company is a leading regional discount retailer offering a broad range of brand name and other first quality general merchandise. Management's business strategy stresses everyday low prices, depth and breadth of products in selected merchandise categories, remodeled facilities and strict operating controls.

     Hills Stores are located in cities and towns of varying sizes, with some of the larger cities being Pittsburgh, Buffalo and Cleveland. The Company concentrates its stores in selected markets within a geographic region in order to reinforce marketing programs, enhance name recognition, achieve market penetration, and gain economies of scale in management, advertising and distribution.

     Since 1991, the Company has remodeled all of its stores and is continuing the program on an ongoing basis. The remodeling program is designed to make and keep the Company's stores more visually appealing to customers and to take full advantage of the most profitable merchandise categories.

     Store managers report to district managers, who report to regional vice presidents. The district managers and regional vice presidents visit their stores on a regular basis to oversee operations. Store managers and associates are empowered to respond directly to the needs of the customers. The Company maintains a stores headquarters office strategically located near Pittsburgh.
     The Company believes that its customer base consists primarily of female customers shopping for family needs. Accordingly, Hills emphasizes merchandise in its softlines departments and selected hardlines departments, such as toys and seasonal merchandise, which appeal to Hills' targeted female customer. The Company considers the breadth and depth of its merchandise in these departments to be an important factor in attracting and retaining customers, and accordingly emphasizes the availability of a wide selection of sizes, styles and colors of items in these departments.

     Hills carries a diverse line of products, all first quality, including a full line of clothing for women, men and children, toys, health and beauty aids, small household appliances and housewares, home entertainment equipment, hardware, stationery and greeting cards, automotive supplies, lawn and garden products and jewelry. Hills licenses its footwear departments to a nationally known footwear retailer. Hills offers a broad range of brand name apparel and other products for the family and supplements brand name goods with manufacturers' private brands (brands made by major manufacturers but not nationally advertised) and Hills' private label program (approximately 5% of total purchases). The Company accepts all major customer credit cards and offers a year-round layaway program.

     Imported goods are purchased by Hills through its importing subsidiary and from other sources. In fiscal year 1996, the subsidiary, C.R.H. International, Inc. ("CRH"), imported products that accounted for approximately 12% of total purchases of the Hills Department Stores chain.

     Hills uses a centralized buying organization staffed by merchandise managers, buyers and support staff organized along the Company's product lines. Most of Hills' buying organization is located at its Canton, Massachusetts offices. Hills also maintains a fashion buying office in the garment district of New York City to purchase and merchandise women's fashion and basic apparel.

     The Company's central distribution facilities are located in Columbus, Ohio. These facilities provide central stocking of merchandise and flow-through allocation of merchandise for delivery to the stores. During fiscal year 1996, the Company shipped approximately 60% of the dollar value of its merchandise receipts through these distribution facilities, which consisted primarily of items handled in casepack quantities and imports. The balance of the Company's merchandise receipts, consisting primarily of apparel and less-than casepack quantity items, were delivered to stores direct from vendors or through a variety of distributor, jobber or in-store service vendors. In 1997, the Company plans to open an interim processing center, primarily focused on apparel, to pre-process merchandise, thereby reducing in-store handling costs and consolidating and reducing freight costs. Hills is presently conducting a study directed towards opening a second full service distribution facility, not later than 1999, which will include breakpack capabilities to enable less-than casepack quantity deliveries to stores. The second distribution center initiative may involve an interim facility in 1998.

     The Company relies extensively on computerized information systems. Hills operates its principal information technology center at its corporate offices in Canton, Massachusetts. All Hills Stores, distribution centers and administrative locations are tied to the information center's computer by means of an on-line data communications network.

     Hills' merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning and allocation, purchase order management, merchandise distribution, receiving, sales capture, inventory control, open-to-buy and replenishment. Hills maintains electronic data interchange (EDI) connections through third party services to a large number of its vendors. Unit sales data are recorded via the point-of-sale register systems in each store. The point-of-sale registers and bar code scanners in all stores significantly reduce labor intensive price marking and price changes. Each Hills buyer has on-line access to information via a workstation located in the buyer's office. Sales performance reports are received both daily and weekly and assist management in making related merchandising decisions. The merchandising systems allow Hills to distribute specific categories and styles of merchandise to each store based upon the sales patterns of the stores. Store operations are supported by a number of additional on-line systems including electronic correspondence among all locations, payroll and labor scheduling systems, price change management and layaway control.

     Hills has embarked on a project designed to replace most of its existing systems and enhance processes to meet the demands of retailing in the year 2000 and beyond. The Company will update its hardware and applications and re-engineer its business processes in order to take advantage of new technology. Hills anticipates substantially completing this project prior to the 1998 Christmas selling season.

     The discount general merchandise retail business is highly competitive.
The Company considers merchandise price, presentation, selection and quality, store location, and the expertise of its buying, selling and support management and associates to be the most significant competitive factors. Hills' principal competitors are regional and national discount department store chains, some of which, such as Wal-Mart, Kmart, and Target, as well as specialty retailers, such as Toys "R" Us, are larger and have more capital than Hills. Management believes that the Company's store remodeling program and its strength in certain merchandising lines allow it to defend its competitive position, even with Wal-Mart's presence in most of the Company's markets.

     The "Hills" name is a registered service mark. The Company considers this mark and the associated name recognition to be valuable to its business. The Company has additional trademarks, trade names and service marks, many of which, such as "American Spirit," are used in connection with the Company's private label program. Although the Company considers these additional marks to be valuable in the aggregate, individually, they have varying degrees of importance to the Company's business.

     As of March 31, 1997, Hills employed approximately 16,200 persons, including approximately 9,200 full-time and 7,000 part-time employees. None of the Company's employees are represented by a labor union. The number of employees varies during the year, reaching a peak during the Christmas selling season. The Company considers its relations with its employees to be good.

     During the 1996 fiscal year, the Company rebuilt its senior management team with the addition of a new president and chief executive officer, executive vice president-chief financial officer, executive vice president-store and distribution operations, corporate vice president-human resources, vice president-information technology and services, vice president-controller, vice president-treasurer, and a regional vice president. In addition, several other vice president positions were filled by internal promotions and reorganizations, including a regional vice president, a vice president-merchandise presentation, vice president-logistics. As of the date of this Report, the Company has vacancies in the positions of executive vice president-chief merchandising officer and vice president-marketing. The Company also strengthened its balance sheet by refinancing its long-term senior debt, deferring maturities to 2003, and obtaining a replacement $300 million revolving credit facility with greater financing flexibility.

     At the end of fiscal 1996, Hills operated 165 stores (164 stores leased and one owned) in the states of Pennsylvania, Ohio, New York, West Virginia, Indiana, Virginia, Tennessee, Illinois, Kentucky, Maryland, Massachusetts and North Carolina. The stores are located in regional and other enclosed shopping malls, strip shopping centers and as free standing units. In early 1997, the Company closed 10 stores, located in Kentucky (2), North Carolina (4), Virginia
(3) and Ohio (1). The Company leases nearly all of its stores under long-term leases. In addition, Hills leases buying and administrative offices, including the Company's executive, buying and administrative office in Canton, Massachusetts, the stores headquarters in Aliquippa, Pennsylvania, and a buying office in New York, New York, and its central distribution facilities in Columbus, Ohio.

     The typical store lease has an initial term of between 20 and 30 years, with four to seven renewal periods of five years each, exercisable at the Company's option. Substantially all of the Company's leases provide for a minimum annual rent that is constant or adjusts to fixed levels through the lease term, including renewal periods. Most leases provide for additional rent based on a percentage of sales to be paid when designated sales levels are achieved. See

     SELECTED FINANCIAL DATA

     The Company emerged from Chapter 11 proceedings on October 4, 1993. For financial reporting purposes, the Company adopted fresh-start reporting as of October 2, 1993. Under fresh-start reporting, a new reporting entity is created and recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values. Financial data prior to October 2, 1993 has been designated as those of the predecessor company. Black lines have been drawn to separate the Company financial data from the predecessor company financial data to signify that they are those of a new reporting entity and have been prepared on a basis not comparable to prior periods.


                                                                                                         --------------------------
 (in thousands                   Fiscal           Fiscal           Fiscal           Seventeen           Thirty-Five       Fiscal
 except per share amounts         Year             Year             Year           Weeks Ended          Weeks Ended        Year
 and number of stores)            1996             1995             1994         January 29, 1994     October 2, 1993      1992
-----------------------------------------------------------------------------------------------------------------------------------
 Net sales                    $ 1,878,477       $ 1,900,104      $ 1,872,021        $ 772,685          $   992,848      $1,750,266
 Gross profit                 $   486,124       $   515,683      $   531,800        $ 223,034          $   282,549      $  500,454

 Net earnings (loss)
   applicable to common
   shareholders before
   extraordinary items        $(30,780)(1)      $(16,666)(2)     $  40,431(3)       $  36,235          $   (9,747)      $   24,385

 Net earnings (loss)
   applicable to
   common shareholders        $(35,058)(1)      $(16,666)(2)     $  40,431(3)       $  36,235          $248,492(4)      $   47,264

 Full-diluted earnings        $     (3.39)      $     (1.66)     $       2.73       $    2.45          $  11.30(5)      $  2.15(5)
 (loss)
   per common share
 Fully-diluted average             10,336             10,029           14,832          14,794               21,982          21,982
 shares
   outstanding

 FINANCIAL POSITION:
 Total assets                 $   900,353       $    863,563     $  1,009,801       $ 928,129          $   987,268      $  945,673
 Working capital              $   183,255       $    147,090     $    241,486       $ 171,440          $   301,980      $  299,927
 Liabilities subject to
   compromise (6)             $       ---       $        ---     $        ---       $     ---          $   775,169      $  761,443
 Long-term obligations        $   229,100       $    185,169     $    185,169       $ 160,000          $       ---      $      ---
 Long-term obligations
   under capital leases       $   120,539       $    118,776     $    124,508       $ 130,626          $   122,230      $  133,457
 Preferred stock              $    19,942       $     24,636     $     64,144       $ 100,000          $    33,143      $   31,481
 Common shareholders'
   equity (deficit)           $   224,784       $    254,663     $    306,741       $ 230,235          $ (186,934)      $(183,172)

 Number of stores operated
   at period end                      165                164              154             151                  151             154

(1) Includes a $33.7 million pretax charge ($20.7 million after tax, or $2.00 per fully-diluted share) related to the estimated cost of impairment of long-lived assets and the closing of ten stores in January 1997. In addition, the net loss applicable to common shareholders includes an extraordinary after tax loss of $4.3 million, or $0.41 per fully-diluted share, from early extinguishments of debt.
(2) Includes a $45.5 million pretax charge ($32.5 million after tax, or $3.24 per fully-diluted share) incurred in connection with the 1995 Change in Control (see Note 19 of Notes to Consolidated Financial Statements).
(3) Includes the following pretax items: $9.6 million of income related to a reversal of liabilities established in fresh-start accounting, $2.2 million paid to holders of the Company's Senior Notes in connection with the Company's self-tender in March 1995, and a $4.5 million pension gain.
(4) Includes a $258.2 million after tax extraordinary gain on the discharge of pre-petition debt.
(5) Fully-diluted earnings per share for the thirty-five weeks ended October 2, 1993 includes an extraordinary gain per common share of $11.785 on the discharge of pre-petition debt. Fully-diluted earnings per share for fiscal year 1992 includes an extraordinary credit per common share of $1.04 attributable to the realization of the benefit of tax loss carryforwards.
(6) On February 4, 1991, the Company, is former parent, Hills Department Stores, Inc., and the five principal subsidiaries of the Company, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. As a result, the Company reclassified certain current liabilities to Liabilities subject to compromise at February 3, 1991.


     THE SELECTED FINANCIAL DATA SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 1, 1997 WHICH IS ON FILE WITH THE COMMISSION.

                                   Thirty-Nine Weeks
                                         Ended
                                      (unaudited)
                                 (in thousands, except
                                   per share amounts)

                         November 1, 1997     November 2, 1996
                         ----------------     ----------------


 Net Sales                  $ 1,137,328          $ 1,219,831

 Net Loss                   $   (29,885)         $   (32,141)

 Net Loss Per Share         $     (2.87)         $     (3.14)

 Total Assets               $ 1,096,615          $ 1,144,650

 Total Liabilities          $   881,508          $   897,189

 Preferred Stock at         $    18,317          $    20,807
 mandatory redemption
 value

 Common Shareholders        $  196,790           $   266,662
 Equity


     SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

     The Purchaser is a Delaware limited liability company which was organized for the purpose of making passive investments and acquiring the Shares pursuant to the Offer. The Manager of the Purchaser is Global Capital Management, Inc., a Delaware corporation ("GCM"), which is controlled by its three officers and directors, Richard J. Emmerich, John D. Brandenborg and Michael J. Frey. GCM is also the general partner of EBF & Associates, L.P., which is the general partner of the limited partnership which is a member of, and owns 100% of the interests of, the Purchaser. Through EBF, GCM manages a small number of investment partnerships in business to make innovative non-traditional investments in financial instruments. The Purchaser's and GCM's principal executive offices are at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305.

     For certain information concerning the executive officers and directors of GCM, see Schedule 1 to this Offer to Purchase.

     Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser beneficially owns or has a right to acquire any
Shares other than 40,000 Shares (approximately     4.6% of the issued and
outstanding Shares) purchased by Purchaser in June, 1997 in the secondary market and in a prior non-registered tender offer, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares, other than set forth in (i) above, (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election or removal of any general partner or a sale or other transfer of a material amount of assets.

     SECTION 12. SOURCE OF FUNDS. The Purchaser expects that approximately $149,500 (exclusive of fees and expenses) will be required to purchase the Shares (approximately 5.4% of the Shares outstanding), if tendered. The Purchaser will obtain all of those funds from capital contributions from its member, which has an aggregate net worth substantially in excess of the amount required to purchase the Shares. However, the Purchaser may seek to obtain financing to facilitate the purchase of the Shares, but no commitment has been obtained for any such financing.

     SECTION 13. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules or regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer at any time (whether or not any Shares have theretofore been purchased or paid for) if (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Shares pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Shares, the Purchaser will become a registered owner on the books and records of the Company of the purchased Shares for all purposes, or (ii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the contemplated Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or pay for any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the acceptance of such Shares for payment or the payment therefore, any of the following conditions exist:

     (a) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the judgment of the

Purchaser, adversely affecting the Purchaser or the Company;

     (b) any statute, rule or regulation shall have been proposed, enacted, promulgated or deemed applicable to the Offer, or any action or order shall have been proposed, entered or taken, by any government, governmental agency, or other regulatory or administrative agency or authority, which, in the judgment of the Purchaser, might (i) result in a delay in the ability of the Purchaser or render the Purchaser unable, to purchase or pay for some or all of the tendered Shares, (ii) make such purchase or payment illegal, or (iii) otherwise adversely affect the Purchaser or the Company;

     (c) any change shall have occurred or be threatened in the business, financial condition, results of operations, tax status or prospects of the Company which, in the judgment of the Purchaser, is or may be adverse to the Company, or the Purchaser shall have become aware of any facts which, in the judgment of the Purchaser, have or may have adverse significance with respect to the value of the Shares;

     (d) there shall have occurred (i) any general suspension of, or limitation on prices for or trading in, securities in the over-the-counter market or on the New York Stock Exchange, Inc., (ii) a declaration of a banking moratorium or any suspension of payment in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions or (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or, in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (e) a tender or exchange offer for some or all of the Shares is made, or publicly proposed to be made or amended, by another person;

     (f) the Company shall have (i) issued, or authorized or proposed the issuance of, any securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares, (iii) declared or paid any Distribution, other than in cash, on any of its securities, (iv) authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, or (v) proposed or effected any amendment to the Company Agreement;

     (g) the failure to occur of any necessary approval or authorization by any Federal or state authorities necessary to consummation of the purchase of all or any part of the Shares to be acquired hereby, which in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment; or

     (h) the Purchaser or any of its affiliates and the Company shall have agreed that the Purchaser shall amend or terminate the Offer or postpone the payment for the Shares pursuant thereto.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

     SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

     GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Company with the Commission and other publicly available information regarding the Company, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Company, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Shares is subject to certain conditions. See "Tender Offer-- Section 13. Certain Conditions of the Offer."

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Shares contemplated by the offer.
     Based upon an examination of publicly available information relating to the business in which the Company is engaged, the Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

     STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

     SECTION 15. FEES AND EXPENSES. The Purchaser will pay all the fees and expenses of the Offer. The Purchaser will not pay any fees, expenses or commissions to any depositary, information agent, broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

     SECTION 16. MISCELLANEOUS. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will engage one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to make the Offer. The Purchaser has filed with the Commission a Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such
Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission as set forth above in "Introduction."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Transfer and Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

                              GALE ISLAND, LLC

                                                                February 5, 1998

                                      SCHEDULE 1

                       INFORMATION REGARDING THE DIRECTORS AND
                EXECUTIVE OFFICERS OF GLOBAL CAPITAL MANAGEMENT, INC.

     Set forth in the table below are the names of the directors and executive officers of Global Capital Management, Inc. and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305.

                                   Present Principal Occupation
                                        or Employment and
Name                               Five-Year Employment History
----                               ----------------------------

Richard J. Emmerich      Richard J. Emmerich has been the President and a
                         Director of Global Capital Management Inc. ("GCM") from
                         August 1988 to present.  From 1976 to 1988, Mr.
                         Emmerich was employed by Cargill, Inc. in acquisitions research and international trading and processing activities. Mr. Emmerich served as President of Cargill Financial Services Corporation at his departure in 1988. Mr. Emmerich has a Masters of Business
                         Administration Degree from Stanford University and a
                         Bachelor of Arts Degree from Northwestern University.

John D. Brandenborg      John D. Brandenborg has been a Vice President,
                         Treasurer and a Director of GCM from August 1988 to present. Mr. Brandenborg was employed by Cargill, Inc.
                         from 1978 to 1988 and was involved in trading of domestic and foreign equity and fixed income instruments. Mr. Brandenborg served as a Vice
                         President of Cargill Financial Services Corporation at his departure in 1988. Mr. Brandenborg has a Bachelor of Science Degree in Accounting from the University of Denver.

Michael J. Frey          Michael J. Frey has been Secretary and a Director of
                         GCM from 1988 to present. From 1979 to 1988, Mr. Frey was employed by Cargill, Inc. and traded and supervised trading of domestic and foreign equity and fixed income instruments. Mr. Frey served as Assistant Vice
                         President of Cargill Financial Services Corporation at his departure in 1988. Mr. Frey has a Bachelor of Science Degree in Business Administration from the
                         University of Minnesota.


                         GCM is the general partner of EBF & Associates L.P. which manages a small number of investment partnerships in business to make innovative non-traditional investments in financial instruments.


                                        S-1-1

     Questions and requests for assistance or for additional copies of this Offer to Purchase and Agreement of Transfer and Sale may be directed to the Purchaser at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.





                                   GALE ISLAND, LLC
                                 601 Carlson Parkway
                                      Suite 200
                                 Minnetonka, MN 55305

                              (800) 547-0854 (Toll Free)
                              (612) 475-7328 (Facsimile)



     The Agreement of Transfer and Sale and any other required documents should be sent or delivered by each Shareholder or such Shareholder's broker, dealer, bank, trust company or other nominee to the Purchaser as set forth above.